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                            February 1, 2021

       Nicholas Lahanas
       Chief Financial Officer
       Central Garden & Pet Company
       1340 Treat Boulevard
       Suite 600
       Walnut Creek, CA 94597

                                                        Re: Central Garden &
Pet Company
                                                            Form 10-K for the
Fiscal Year Ended September 26, 2020
                                                            Filed November 24,
2020
                                                            File No. 001-33268

       Dear Mr. Lahanas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended September 26, 2020

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Results of Operations, page 28

   1. Please expand your Gross Profit discussion to quantify the factors causing the change between periods and to
explain the changes in cost of goods sold and occupancy costs.
                                                        Refer to Item
303(a)(3)(i) of Regulation S-K.

       Use of Non-GAAP Financial Measures, page 30

   2.                                                   We note your
presentation of the Non-GAAP measure EBITDA which you define as income before income
tax, net other expense, net interest expense and depreciation and amortization. As you
are adjusting net income by items other than those defined by
                                                        EBITDA, please relabel
the measure as "adjusted EBITDA" or eliminate the adjustment.
 Nicholas Lahanas
Central Garden & Pet Company
February 1, 2021
Page 2
         See Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Theresa Brillant at
(202) 551-3307
with any questions.



FirstName LastNameNicholas Lahanas                        Sincerely,
Comapany NameCentral Garden & Pet Company
                                                          Division of
Corporation Finance
February 1, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName